Management’s Discussion and Analysis

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

PAN AMERICAN SILVER CORP.	1

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
August 9, 2023
INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") (the “2022 Annual Financial Statements”), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2023 prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34") as issued by the IASB (the “Q2 2023 Financial Statements”), and the related notes contained therein. All amounts in this MD&A, the 2022 Annual Financial Statements, and the Q2 2023 Financial Statements are expressed in United States dollars (“USD”) unless identified otherwise.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining costs per ounce sold”, “cash costs per ounce sold”, “adjusted earnings” and “basic adjusted earnings per share”, “total debt”, “capital”, and “working capital”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining costs per ounce sold”, “cash costs per ounce sold”, “adjusted earnings” and “basic adjusted earnings per share”, “total debt”, “capital”, and “working capital” as well as details of the Company’s by-product credits and a reconciliation, where appropriate, of these measures to the Q2 2023 Financial Statements.
Any reference to “cash costs” in this MD&A should be understood to mean cash costs per ounce of silver or gold sold, net of by-product credits. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws, or are future oriented financial information and as such, are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A, the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”), and the “Risks of the Business” in Yamana Gold Inc.'s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the SEC. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR+ at www.sedarplus.com.

PAN AMERICAN SILVER CORP.	2

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
CORE BUSINESS AND STRATEGY

Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver and gold mines located in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating. In addition, the Company is exploring for new silver deposits and opportunities throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the New York Stock Exchange (Symbol: PAAS).
Pan American’s vision is to be the world’s premier silver mining company, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:
•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of our assets.
•Constantly replace and grow our mineral reserves and mineral resources through targeted near-mine exploration and global business development.
•Foster positive long-term relationships with our employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.
•Continually search for opportunities to upgrade and improve the quality of our assets, both internally and through acquisition.
•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early-stage projects through construction and into operation.

PAN AMERICAN SILVER CORP.	3

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
YAMANA ACQUISITION

On March 31, 2023, the Company completed the acquisition of 100% of the issued and outstanding shares of Yamana (the "Yamana Acquisition"), following the sale by Yamana of its Canadian assets to Agnico Eagle Mines Limited. As consideration for the Yamana Acquisition, Pan American issued 153.8 million Pan American common shares, which were valued at $2.8 billion based on the closing price of the shares on March 30, 2023, to the former shareholders of Yamana. The Company began consolidating the operating results, cash flows and net assets of Yamana from March 31, 2023 onwards.
The Company sought to increase production of silver and gold, expand its mineral reserves, mine life and growth opportunities through the acquisition of Yamana's diverse portfolio of mines and projects, including the following principal mines: Jacobina in Brazil, El Peñon and Minera Florida in Chile, and Cerro Moro in Argentina, together the ("Acquired Mines"); and the MARA Project in Argentina.
As at June 30, 2023, the allocation of the Yamana Acquisition purchase price had not been finalized. The Company is continuing its review estimates of mineral properties, plant and equipment, leases, deferred taxes, closure provisions, litigation provisions, non-controlling interests and goodwill, but will finalize the allocation of the Yamana Acquisition purchase price no later than twelve months after the Yamana Acquisition date.
STRATEGIC DISPOSITIONS

On July 31, 2023, the Company announced the divestiture of certain non-core assets, including the sale of our interest in the MARA project in Argentina, the Morococha mine in Peru, and the Agua de la Falda project in Chile. All three transactions are expected to be completed in the third quarter of 2023.
Pan American entered into a binding agreement to sell its 56.25% interest in the MARA Project to Glencore International AG ("Glencore"). Under the terms of the agreement, at closing Glencore will pay $475 million, in cash, and will grant Pan American a life-of-mine copper net smelter return ("NSR") royalty of 0.75%, with the right for Pan American to freely transfer the royalty. The closing of the transaction is subject to customary conditions and regulatory filings.
Pan American has also entered into a binding agreement with Rio Tinto Mining & Exploration Ltd. Agencia en Chile SPA ("Rio Tinto"), a subsidiary of Rio Tinto Limited, to sell its 57.75% interest in Agua de la Falda S.A. ("ADLF"), a Chilean company that holds the Jeronimo project as well as several adjoining concessions that are indirectly wholly owned by Pan American. Under the terms of the agreement, Rio Tinto will pay $45.55 million, in cash, upon closing and will grant Pan American a NSR royalty of 1.25% on all precious metals and a NSR royalty of 0.2% on all base metals, on a pro rata basis in accordance with the interest acquired by Rio Tinto, on production from certain mineral concessions. The closing of the transaction is subject to the execution of definitive documentation and customary conditions. No regulatory approvals or filings are expected.
On June 19, 2023, Pan American entered into a binding agreement to sell its 92.3% interest in Compañia Minera Argentum S.A. (“CMA”), its Peruvian subsidiary that owns the Morococha mine, to Alpayana S.A. (“Alpayana”), also a Peruvian mining company. Under the terms of the agreement, Alpayana will acquire the shares of CMA in exchange for a cash consideration of $25 million, payable upon closing of the transaction. The completion of the transaction is subject to customary conditions and regulatory approval from the Peruvian National Institute for the Defense of Competition and Protection of Intellectual Property. As a result of this executed agreement, the net assets of CMA, including the Morococha mine, are classified as held for sale. Further, a net of tax impairment charge of $33.3 million ($42.4 million pre tax) was taken to the CMA net assets.
As previously disclosed, the Company also disposed of a number of non-controlling equity investments during the quarter for total consideration of $47.1 million.

PAN AMERICAN SILVER CORP.	4

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Q2 2023 OPERATIONAL AND FINANCIAL HIGHLIGHTS

2023 Guidance
Based on production and costs to date, the Company reaffirms its 2023 Operating Outlook for production of silver, gold and base metals, Cash Costs and AISC, and sustaining and project capital expenditures.

2023 Quarterly Expectations
	Q2	Q3	Q4	FY 2023
Silver Production (million ounces)	5.40 - 6.00	5.70 - 6.40	6.00 - 6.70	21.00 - 23.00
Gold Production (thousand ounces)	225.0 - 255.0	248.0 - 283.0	274.0 - 309.0	870.0 - 970.0
Silver Segment Cash Costs (1)(2)	11.00 - 13.10	8.50 - 10.60	9.20 - 11.30	10.00 - 12.00
Silver Segment AISC (1)(2)	16.10 - 18.20	11.70 - 13.80	12.10 - 14.20	14.00 - 16.00
Gold Segment Cash Costs (1)(2)	1,070 - 1,200	975 - 1,110	860 - 975	975 - 1,100
Gold Segment AISC (1)(2)	1,430 - 1,580	1,290 - 1,440	1,070 - 1,200	1,275 - 1,425
Silver production of 6.02 million ounces
Silver production for the three months ended June 30, 2023 ("Q2 2023") was 6.02 million ounces compared with 4.54 million ounces in the three months ended June 30, 2022 ("Q2 2022").
Gold production of 248.2 thousand ounces
Gold production for Q2 2023 was 248.2 thousand ounces compared to 128.3 thousand ounces in Q2 2022.
Cash Costs and All-In Sustaining Costs (“AISC”)(1)
Silver Segment Cash Costs per ounce in Q2 2023 were $9.29, $2.81 lower than in Q2 2022. Gold Segment Cash Costs per ounce in Q2 2023 were $1,045, $87 lower than in Q2 2022.
Silver Segment AISC for Q2 2023 of $15.70 per ounce were $1.60 per ounce lower than in Q2 2022. Gold Segment AISC for Q2 2023 of $1,342 per ounce were $709 per ounce lower than in Q2 2022.
Income Statement, Cash Flow, Liquidity and Working Capital Position
Revenue in Q2 2023 of $639.9 million was 88% higher than in Q2 2022, largely as a result of the Yamana Acquisition.
Net loss of $47.4 million, or $0.13 basic loss per share, was recorded for Q2 2023, compared with net loss of $173.6 million, or $0.83 basic loss per share in Q2 2022. The quarter-over-quarter change in net loss is further described in the "Financial Performance" section of this MD&A.
Adjusted earnings(1) were $14.7 million, or $0.04 adjusted earnings per share, in Q2 2023, compared to an adjusted loss of $6.5 million, or $0.03 basic adjusted loss per share in Q2 2022.
Cash flow from operations: The Company generated $117.0 million in Q2 2023, compared to $20.8 million generated in Q2 2022.
Liquidity and Working Capital: As at June 30, 2023, the Company had working capital of $743.8 million, inclusive of cash and short-term investments of $409.2 million, and $470.0 million available under its $750.0 million revolving Sustainability-Linked Credit Facility ("SL-Credit Facility"). Total debt of $1,135.3 million is related to the SL-Credit Facility, construction and other loans, leases and two senior notes Pan American assumed through the Yamana Acquisition.
(1)Adjusted earnings, Cash Costs, and AISC are non-GAAP measures; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to the Q2 2023 Financial Statements.
(2)The AISC forecast assumes metal prices of $22.00/oz for silver, $1,850/oz for gold, $3,000/tonne ($1.36/lb) for zinc, $2,100/tonne ($0.95/lb) for lead, and $8,000/tonne ($3.63/lb) for copper; and average annual exchange rates relative to 1 USD of 18.75 for the Mexican peso ("MXN"), 3.75 for the Peruvian sol ("PEN"), 270.00 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), $1.33 for the Canadian dollar ("CAD"), $800.00 for the Chilean peso ("CLP") and $5.00 for the Brazilian real ("BRL").

PAN AMERICAN SILVER CORP.	5

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
OPERATING PERFORMANCE

Consolidated(1)(2)

	Three months ended June 30,			Six months ended June 30,
	2023	2022	Variance	2023	2022	Variance
Production
Silver – koz	6,024	4,537	1,487	9,915	9,156	759
Gold – koz	248.2	128.3	119.9	370.9	259.4	111.5
Zinc – kt	9.3	9.0	0.3	19.9	19.2	0.7
Lead – kt	4.4	4.6	(0.2)	9.7	9.3	0.4
Copper – kt	1.3	1.3	0.1	2.4	3.1	(0.7)
Cash Costs - $ per ounce sold(3)
Silver Segment	9.29	12.10	(2.81)	10.73	11.10	(0.37)
Gold Segment	1,045	1,132	(87)	1,073	1,097	(24)
AISC - $ per ounce sold(3)
Silver Segment	15.70	17.30	(1.60)	14.92	15.21	(0.29)
Gold Segment	1,342	2,051	(709)	1,289	1,747	(458)
(1)Please refer to the “Operating Metrics” and “Alternative Performance (Non-GAAP) Measures” sections of this MD&A for mine by mine operating and cost metrics.
(2)Acquired Mines data represent operating results from March 31, 2023 to June 30, 2023.
(3)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Silver Production
Consolidated silver production for Q2 2023 was 6.02 million ounces compared with 4.54 million ounces in Q2 2022. The quarterly increase was driven by the Acquired Mines, which added 2.55 million ounces to Q2 2023 production more than offsetting production declines due to the placement of Manantial Espejo on care and maintenance in January 2023 and lower production at La Colorada due to ventilation driven constraints.
Consolidated silver production for the six months ended June 30, 2023 ("H1 2023") was 9.92 million ounces compared with 9.16 million ounces in the six months ended June 30, 2022 ("H1 2022"). The increase was driven by the Acquired Mines, more than offsetting production declines due to the placement of Manantial Espejo and Morococha on care and maintenance in January 2023 and February 2022, respectively, and lower production at La Colorada due to ventilation driven constraints.
Gold Production
Consolidated gold production for Q2 2023 was 248.2 thousand ounces compared to 128.3 thousand ounces in Q2 2022. This quarter-over-quarter increase was driven by the Acquired Mines, which added 132.0 thousand ounces to Q2 2023 production more than offsetting lower production from Manantial Espejo being placed on care and maintenance.
Consolidated gold production for H1 2023 was 370.9 thousand ounces compared to 259.4 thousand ounces in H1 2022. The increase was driven by the Acquired Mines more than offsetting lower production from Manantial Espejo being placed on care and maintenance, and Dolores mine sequencing into higher grade silver ore zones.
Base Metal Production
Zinc, lead and copper production in Q2 2023 was 9.3 thousand tonnes, 4.4 thousand tonnes, and 1.3 thousand tonnes, respectively. Zinc production increased relative to Q2 2022 due to higher production at Huaron from mine sequencing and the acquisition of Minera Florida, which more than offset the decreases in production at La Colorada and San Vicente. Lower lead production was attributable to lower production at La Colorada due to ventilation driven constraints, which resulted in lower lead grade ores mined and lower tonnes processed, and to mine sequencing at Huaron moving from lead ore zones to zinc ore zones.

PAN AMERICAN SILVER CORP.	6

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Zinc, lead and copper production in H1 2023 was 19.9 thousand tonnes, 9.7 thousand tonnes, and 2.4 thousand tonnes, respectively. Zinc and lead production increased relative to H1 2022 due to higher production at Huaron and San Vicente from mine sequencing, and the acquisition of Minera Florida, which more than offset the decrease in production from Morococha entering care and maintenance.
Cash Costs
Silver Segment Cash Costs per ounce in Q2 2023 of $9.29 were $2.81 lower than the $12.10 in Q2 2022. The decrease in quarter-over-quarter Cash Costs is driven primarily from:
i.a $5.46 per ounce decrease due to the contribution of gold by-product credits from the acquired Cerro Moro mine;
ii.a $3.19 per ounce decrease from Manantial Espejo, due to lower direct operating costs and higher by-product credits related to residual sales following the mine being placed on care and maintenance at the end of 2022; partially offset by,
iii.a $3.88 per ounce increase from La Colorada, primarily driven by ventilation constraints driving lower silver grades, higher mining costs, lower mine productivity, and lower by-product zinc and lead production.
Silver Segment Cash Costs per ounce in H1 2023 of $10.73 were $0.37 lower than the $11.10 in H1 2022. The decrease in Cash Costs is driven primarily by the contribution of gold by-product credits from the acquisition of Cerro Moro and the decrease at Manantial Espejo from lower direct operating costs related to residual sales, as the mine entered care and maintenance. These decreases were offset by higher costs at La Colorada driven by lower silver grades, as well as lower by-product credits from lower zinc and lead production, all related to ventilation constraints.
Gold Segment Cash Costs per ounce in Q2 2023 were $1,045, $87 lower than in Q2 2022, largely reflecting the acquisition of lower cost production from Jacobina and El Peñon, as well as decreases at Dolores related to workforce rationalizations, benefits from cost saving initiatives, and higher by-product credits from mine sequencing into higher grade silver ores. These were partially offset by increased costs per ounce at Timmins from geotechnical challenges and at La Arena due to the allocation of waste mining between capital and expense, which offset the lower strip ratio of waste-to-ore mined tonnes and the higher production.
Gold Segment Cash Costs per ounce in H1 2023 were $1,073, $24 lower than in H1 2022, reflecting the same factors that impacted the quarter-over-quarter decrease in Cash Costs.
AISC
Silver Segment AISC for Q2 2023 of $15.70 per ounce were $1.60 per ounce lower than in Q2 2022. The decrease primarily reflects the previously described factors decreasing Cash Costs, partially offset by higher sustaining capital per ounce, largely from Huaron and La Colorada.
Silver Segment AISC for H1 2023 of $14.92 per ounce were $0.29 per ounce lower than in H1 2022. The decrease primarily reflects the previously described factors decreasing Cash Costs, partially offset by higher sustaining capital at Huaron related to mine deepening investments.
Gold Segment AISC for Q2 2023 of $1,342 per ounce were $709 per ounce lower than in Q2 2022. The decrease largely reflects a $63.7 million quarter-over-quarter positive variance in cost-decreasing Net Realizable Value ("NRV") adjustments at Dolores, which led to a $538 per ounce decrease in Gold Segment AISC, as well as lower sustaining capital at La Arena and Dolores. At La Arena, lower capital was due to lower waste-to-ore stripping rates resulting in a $677 per ounce quarter-over-quarter improvement in AISC at the mine.
Gold Segment AISC for H1 2023 of $1,289 per ounce were $458 per ounce lower than in H1 2022. The decrease largely reflects a $97.7 million period-over-period positive variance in cost-decreasing NRV adjustments at Dolores, which led to a $357 per ounce decrease in Gold Segment AISC, as well as lower sustaining capital at La Arena.

PAN AMERICAN SILVER CORP.	7

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Silver Segment Operations
La Colorada
At the La Colorada mine, silver production of 1.15 million ounces in Q2 2023 was 32% lower than Q2 2022, primarily reflecting lower silver grades and throughput related to ventilation constraints in the high-grade, deep eastern Candelaria zone of the mine. Zinc and lead production in Q2 2023 decreased 27% and 23%, respectively, as a result of the ventilation constraints. Cash Costs increased by $11.79 per ounce relative to Q2 2022, primarily driven by ventilation constraints driving higher mining costs, lower mine productivity, lower silver grades, and lower by-product zinc and lead production. In order to improve ventilation conditions in the mine, the Company approved the construction of a concrete-lined ventilation shaft in Q2 2021, which has advanced to a depth of 375 meters by the end of Q2 2023 and is expected to be fully excavated to a depth of 593 meters by early 2024 with the two exhaust fans to be installed on the surface thereafter by mid-2024. Sustaining capital investments were lower in Q2 2023 due to a reduction in investments in sustaining ventilation infrastructure, mine deepening projects and tailings storage facility expansions. Q2 2023 AISC of $28.82 per ounce were $15.49 per ounce higher than in Q2 2022, largely as a result of the same factors that affected Cash Costs, as well as $3.30 per ounce in cost-increasing NRV inventory adjustments. During Q2 2023, the Company invested $11.0 million on non-sustaining project capital to advance the La Colorada Skarn project, largely for exploration and advancing the Preliminary Economic Assessment ("PEA") study, as well as advancing the excavation of the concrete-lined ventilation shaft which will benefit both the Skarn development as well as the current vein-mine.
H1 2023 silver, zinc and lead production were 17%, 9% and 3% lower than in Q2 2022, reflecting lower grades related to ventilation constraints limiting access to the higher grade zones of the mine. H1 2023 Cash Costs of $17.68 per ounce were $8.10 per ounce higher than in H1 2022, primarily due to ventilation constraints driving higher mining costs, lower mine productivity, lower silver grades and lower by-product lead and zinc production. Lower sustaining capital investments in H1 2023 were related to a reduction in investments in raise bore ventilation infrastructure and mine deepening projects, partially offset by increased investments in tailings storage facility expansions. AISC in H1 2023 increased by $9.28 per ounce, primarily as a result of the same factors that affected Cash Costs, as well as $1.23 per ounce in cost-increasing NRV inventory adjustments. During H1 2023, the Company invested $20.2 million on non-sustaining project capital to advance the La Colorada skarn project, largely for exploration and advancing the PEA study, as well as advancing the excavation of the concrete-lined ventilation shaft.
Cerro Moro
The Company completed the Yamana Acquisition on March 31, 2023. At the Cerro Moro mine, silver production was 1.40 million ounces and gold production was 27.4 thousand ounces for the period from March 31, 2023 to June 30, 2023. For the period since acquisition, Cash Costs were negative $3.50 per ounce and AISC were $4.46 per ounce. The Company has invested $9.0 million in sustaining capital since the Yamana Acquisition, primarily on near mine exploration and mine equipment replacements and refurbishments. Operating results since the Yamana Acquisition are consistent with Management's expectations.
Huaron
At the Huaron mine, silver production of 0.89 million ounces in Q2 2023 was consistent with Q2 2022. Zinc and copper production in Q2 2023 increased 13% and 5%, respectively, while lead production decreased by 7%, primarily as a result of mine sequencing. Cash Costs increased by $5.21 per ounce relative to Q2 2022, primarily driven by lower by-product credits per ounce from lower base metal prices and higher treatment and refining charges per ounce. Sustaining capital investments were higher in Q2 2023 due to increased investments for mine deepening projects and mine equipment replacements and refurbishments. Q2 2023 AISC of $18.18 per ounce were $8.65 per ounce higher than in Q2 2022, largely as a result of the same factors that affected Cash Costs, in addition to the increase in sustaining capital expenditures. During Q2 2023, the Company invested $1.1 million on project capital related to the construction of the new dry-stack tailings storage facility project.

PAN AMERICAN SILVER CORP.	8

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
In H1 2023, silver production of 1.81 million ounces was 2% higher than in H1 2022, primarily due to higher throughput. Zinc and lead production were 20% and 16% higher, respectively, due to mine sequencing into higher grade zinc and lead ore zones, while copper production decreased 11%. H1 2023 Cash Costs of $7.76 per ounce were $6.05 per ounce higher than in H1 2022, primarily driven by lower by-product credits due to lower base metal prices. Increased sustaining capital investments in H1 2023 were related to mine deepening projects, partially offset by decreased investments in tailings storage facility expansions. AISC in H1 2023 increased by $6.99 per ounce, primarily as a result of the same factors that affected Cash Costs. During H1 2023, the Company invested $2.2 million on construction of the new dry-stack tailings storage facility.
San Vicente
At the San Vicente mine, silver, lead and copper production in Q2 2023 increased 14%, 51% and 4%, respectively, due to higher throughput and silver and lead grade ore zones mined, while zinc production decreased 16% due to mine sequencing. Q2 2023 Cash Costs and AISC of $17.26 per ounce and $18.96 per ounce, respectively, were higher than in Q2 2022 due to the timing of zinc concentrate shipments, which benefited the comparable quarter costs per ounce, partially offset by lower operating costs per tonne, higher silver grades and lower sustaining capital expenditures.
In H1 2023, silver, zinc, lead and copper production were 30%, 31%, 26% and 4% higher than in H1 2022, respectively, due to higher throughput and silver, zinc and lead grades. Cash Costs and AISC in H1 2023 were $1.35 per ounce and $4.76 per ounce lower than in H1 2022, respectively, due to higher by-product credits from the timing of zinc concentrate shipments, higher base metal production, and lower sustaining capital expenditures due to reduced investments in tailings storage facility expansions and mining equipment replacements and refurbishments.
Manantial Espejo
The mine was placed on care and maintenance in January 2023, with residual processing resulting in H1 2023 silver production of 0.19 million ounces and gold production of 1.7 thousand ounces, after which the mill was also placed on care and maintenance.
Gold Segment Operations
Jacobina
The Company completed the Yamana Acquisition on March 31, 2023. At the Jacobina mine, gold production was 48.3 thousand ounces for the period from March 31, 2023 to June 30, 2023. For the period since acquisition, Cash Costs were $693 per ounce and AISC were $1,015 per ounce. The Company has invested $14.5 million in sustaining capital since acquisition, primarily on near mine exploration, mine equipment replacements and refurbishments and tailings storage facility expansions. Operating results since the acquisition are consistent with Management's expectations. During Q2 2023, the Company invested $5.6 million on project capital related to plant facility infrastructure upgrades.
El Peñon
The Company completed the Yamana Acquisition on March 31, 2023. At the El Peñon mine, silver production was 1.04 million ounces and gold production was 32.7 thousand ounces for the period from March 31, 2023 to June 30, 2023. For the period since acquisition, Cash Costs were $828 per ounce and AISC were $1,084 per ounce. The Company has invested $8.8 million in sustaining capital since acquisition, primarily on near mine exploration and mine equipment replacements and refurbishments. Operating results since the acquisition are consistent with Management's expectations.
Timmins
At the Timmins mine, gold production of 30.9 thousand ounces in Q2 2023 was 18% lower than Q2 2022, reflecting lower mining rates at Bell Creek due to encountering challenging ground conditions driving a temporary work-stoppage to enable concentrated backfilling to stabilize a certain high-grade area of the Bell Creek mine. The back-

PAN AMERICAN SILVER CORP.	9

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
filling and reopening of mining in the high-grade area is expected in Q3 2023. Furthermore, enhanced backfill quality is expected following the completion of the construction of the paste plant project, targeted for completion in 2024, to provide greater stability in the Bell Creek mine thereafter. Cash Costs in Q2 2023 increased by $229 per ounce, primarily as a result of lower gold grades caused by challenging ground conditions increasing the costs per ounce. Q2 2023 AISC of $1,752 per ounce were $196 per ounce higher than in Q2 2022, largely as a result of the same factors that affected Cash Costs, partially offset by a $1.7 million reduction in sustaining capital investments for mine equipment replacements and refurbishments.
In H1 2023, gold production was 6% lower than in Q2 2022, reflecting the challenges described above. H1 2023 Cash Costs of $1,488 per ounce were $136 per ounce higher than in H1 2022, primarily driven by lower gold grades, as well as inflationary pressures relative to H1 2022. H1 2023 AISC of $1,738 per ounce were $112 per ounce higher than in H1 2022 due to the same factors affecting Cash Costs, partially offset by $27 per ounce lower sustaining capital expenditures.
Shahuindo
At the Shahuindo mine, gold production increased by 8% to 34.0 thousand ounces in Q2 2023, primarily due to mine sequencing into higher gold grades and a higher ratio of ounces recovered to ounces stacked from leach sequencing, partially offset by decreased tonnes stacked. In Q2 2023, Cash Costs decreased by $54 per ounce, driven by higher gold grades resulting in decreased costs per ounce, partially offset by lower by-product credits due to the timing of silver sales. Increased sustaining capital investments in Q2 2023 were related to heap leach pad expansions and land purchases, partially offset by decreased investments for waste dump preparation, mine equipment replacements and near-mine exploration. AISC in Q2 2023 increased by $272 per ounce, primarily as a result of the increased sustaining capital expenditures.
H1 2023 gold production of 72.8 thousand ounces was 11% higher than in H1 2022, primarily due to the same factors that impacted Q2 2023 production. H1 2023 Cash Costs of $948 per ounce were $22 per ounce lower than in H1 2022, primarily driven by higher gold grades, partially offset by lower by-product credits due to the timing of silver sales. Increased sustaining capital investments in H1 2023 were related to heap leach pad expansions, a mine water treatment plant, land purchases and waste dump preparation. AISC in H1 2023 of $1,393 per ounce were $156 per ounce higher than in H1 2022 due to the higher sustaining capital expenditures.
La Arena
At the La Arena mine, gold production of 22.2 thousand ounces in Q2 2023 was 28% higher than Q2 2022, primarily reflecting higher tonnes stacked due to mine sequencing. Q2 2023 Cash Costs of $1,275 per ounce were $152 per ounce higher than in Q2 2022 due to higher mining costs, which were capitalized as deferred stripping costs in the prior period. AISC of $1,501 per ounce in Q2 2023 were $677 per ounce lower than in Q2 2022 due to lower sustaining capital investments in waste dump preparation and lower waste mining from a decrease in the waste-to-ore ratio in the current phase of the mine plan.
In H1 2023, gold production of 42.3 thousand ounces was 4% higher than in H1 2022 due to higher tonnes stacked, partially offset by a lower ratio of ounces recovered to ounces stacked from leach sequencing. Cash Costs and AISC in H1 2023 were $192 per ounce higher and $285 per ounce lower than in H1 2022, respectively, due to the same factors that impacted quarter-over-quarter cost Cash Costs and AISC.
Minera Florida
The Company completed the Yamana Acquisition on March 31, 2023. At the Minera Florida mine, gold production was 23.5 thousand ounces for the period from March 31, 2023 to June 30, 2023. For the period since acquisition, Cash Costs were $1,412 per ounce and AISC were $1,868 per ounce. The Company has invested $10.5 million in sustaining capital since acquisition, primarily on near mine exploration, mine equipment replacements and refurbishments, and tailings storage facility expansions. Operating results since the Yamana Acquisition are consistent with Management's expectations.

PAN AMERICAN SILVER CORP.	10

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Dolores
At the Dolores mine, silver production of 0.62 million ounces and gold production of 28.3 thousand ounces in Q2 2023 were 8% higher and 20% lower than in Q2 2022, respectively. The increase in silver production was primarily related to higher silver grades mined due to mine sequencing, while the decrease in gold production was due to a lower ratio of ounces recovered to ounces stacked from leach sequencing. Q2 2023 Cash Costs and AISC of $892 per ounce and $840 per ounce were $174 per ounce and $2,298 per ounce lower, respectively, than in Q2 2022 due to higher by-product credits from the increased silver production and lower production costs from workforce rationalization and benefits from cost-saving initiatives, as well as the cost-increasing NRV inventory adjustments that impacted AISC in Q2 2022.
In H1 2023, silver production of 1.16 million ounces and gold production of 54.7 thousand ounces were 7% higher and 22% lower than in H1 2022, respectively, due to the same factors that impacted quarter-over-quarter production. Cash Costs of $932 per ounce in H1 2023 were $85 per ounce lower than in H1 2022 due to higher by-product credits and lower production costs. AISC in H1 2023 of $619 per ounce were $1,725 per ounce lower than in H1 2022, primarily due to NRV inventory adjustments which decreased costs by $97.7 million, or $1,438 per ounce, in H1 2023 relative to H1 2022.

PAN AMERICAN SILVER CORP.	11

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
FINANCIAL PERFORMANCE

Income Statement
Net loss of $47.4 million and $30.9 million were recorded in Q2 and H1 2023, respectively, compared to a net loss of $173.6 million and $96.8 million in the same periods of 2022. This corresponds to a basic loss per share of $0.13 and $0.11, respectively. (2022 - $0.83 and $0.46 basic net loss per share).
The following table highlights the difference between the net loss in Q2 and H1 2023 compared with 2022.

	Three months	Six months
Net loss, period ended June 30, 2022	$(173.6)	$(96.8)	Note
Revenue:
Increased metal prices	$24.5	$7.7
Higher quantities of metal sold	275.9	245.1
Increased direct selling costs	(6.0)	(4.1)
Decreased negative settlement adjustments	5.0	1.1
Total increase in revenue	299.4	249.8	(1)
Cost of sales:
Increased production costs	$(182.6)	$(169.9)
Decreased production costs, NRV	65.6	100.9
Increased royalty charges	(4.5)	(3.9)
Increased production costs and royalty charges	$(121.5)	$(72.9)	(2)
Increased depreciation and amortization	(75.7)	(64.2)	(3)
Increased cost of sales	(197.2)	(137.1)
Increased mine operating earnings	102.2	112.7
Decreased impairment charges	56.7	56.7	(4)
Decreased income tax expense	21.2	23.9	(5)
Decreased foreign exchange loss	6.6	10.4
Increased interest and finance expense	(24.4)	(28.4)	(6)
Increased care and maintenance costs	(14.6)	(26.9)	(7)
Increased transaction and integration costs	(5.5)	(24.4)	(8)
Increased general and administrative expense	(9.1)	(8.8)
Other	(5.3)	(1.2)
Decreased gains on derivatives	(1.6)	(2.7)
Decreased gains and income from associates	—	(45.4)	(9)
Net loss, period ended June 30, 2023	$(47.4)	$(30.9)
1)Revenue for Q2 2023 was $299.4 million higher than in Q2 2022. The major variances were: (i) a $275.9 million increase in quantities of metal sold from the contribution of the Acquired Mines, partially offset by Manantial Espejo being on care and maintenance and lower production at La Colorada; and (ii) a $24.5 million variance from higher gold and silver metal prices, which more than offset decreases in base metal prices.
Revenue for H1 2023 was $249.8 million higher than H1 2022, largely from the same revenue drivers described above quarter-over-quarter, in addition to the impact to revenue from Morococha entering care and maintenance late in February 2022.

PAN AMERICAN SILVER CORP.	12

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Quantities and realized prices of metal sold for both Q2 2023 and H1 2023, and the comparable periods in 2022 are:

	Realized Metal Prices(1)				Quantities of Metal Sold(2)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022	2023	2022
Silver	$23.45	$22.03	$23.15	$23.10	5,719	4,252	10,165	9,142
Gold	$1,975	$1,850	$1,947	$1,867	246.4	119.3	379.8	267.4
Zinc	$2,515	$3,811	$2,835	$3,802	10.0	8.0	20.8	16.0
Lead	$2,123	$2,162	$2,144	$2,261	4.0	4.0	9.3	8.9
Copper	$8,550	$9,731	$8,701	$9,753	1.2	1.1	2.1	2.8
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.
2)Production and royalty costs in Q2 2023 were $121.5 million higher than in 2022. The increase was the result of a $182.6 million increase in production costs (excl. NRVs) and a $4.5 million increase in royalty expense, which was partially offset by a $65.6 million reduction in NRV inventory adjustments. The increase in production costs (excl. NRVs) is largely related to the addition of production costs from the Acquired Mines, including $32.2 million of purchase price allocation inventory fair value adjustments, whereas the reduction in NRV inventory adjustments is mostly related to the prior period being impacted by the Q2 2022 update to the life of mine plan at Dolores, which resulted in an NRV inventory adjustment to the heap leach inventory.
Production and royalty costs in H1 2023 were $72.9 million higher than in 2022. The increase was largely due to the previously described quarter-over-quarter drivers, with a greater reduction in H1 2023 from having both Morococha and Manantial Espejo on care and maintenance, as well as lower NRV adjustments from the Q1 2023 write-up to inventory at Dolores.
3)D&A expense for Q2 2023 was $75.7 million higher than in Q2 2022, largely related to the new depreciation from the Acquired Mines, while depreciation expense for the original Pan American assets was overall consistent and largely driven by changes in volumes sold for each asset.
D&A expense for the H1 2023 was $64.2 million higher than in H1 2022, primarily from the same drivers affecting quarter-over-quarter depreciation, partially offset by lower depreciation from both Morococha and Manantial Espejo being on care and maintenance.
4)Impairment charge for Q2 2023 and H1 2023 was $56.7 million lower than in Q2 2022 and H1 2022 from the impairment recorded on Morococha in Q2 2023 being lower than the Dolores mine impairment recorded in Q2 2022.
As described in "the Strategic Dispositions" section of this MD&A, as at June 30, 2023, the Company's Morococha mine is held for sale, which resulted in a pre-tax impairment charge of $42.4 million ($33.3 million net of tax) to bring the carrying value of the Morococha net assets to the $25.0 million consideration amount to be received for the sale.
5)Income tax expense for Q2 2023 and H1 2023 were $21.2 million and $23.9 million lower than in Q2 2022 and H1 2022, respectively. The main reason for this decrease in tax expense is the substantial appreciation of the Mexican Peso, Peruvian Sol, and Brazilian Real, which increased the base of foreign denominated deductible tax attributes, most notably the mineral property, plant, and equipment. The tax recovery caused by the currency appreciation in Q2 2023 and H1 2023 was $29.3 million and $33.6 million higher than in Q2 2022 and H1 2022, respectively. The tax impact of these foreign exchange changes was partially offset by the increases in the de-recognized portions of deferred tax assets in both Q2 2023 and H1 2023.

PAN AMERICAN SILVER CORP.	13

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
6)Interest and finance expense for Q2 2023 was $24.4 million higher than in Q2 2022. The increase was largely related to: (i) $9.1 million related to the bonds acquired as part of the Yamana Acquisition; (ii) $5.5 million related to the interest on the SL-Credit Facility, which was undrawn during Q2 2022; and, (iii) $6.2 million attributed to increased accretion expense incurred in Q2 2023, given the increase in reclamation obligations from the Yamana Acquisition.
Interest and finance expense for H1 2023 was $28.4 million higher than in H1 2022. The increase was largely related to: (i) $9.1 million from the bonds acquired as part of the Yamana Acquisition; (ii) $7.9 million of interest on the SL-Credit Facility, which was undrawn during Q2 2022; and, (iii) $6.2 million attributed to increased accretion expense incurred in Q2 2023, given the reclamation obligations from the Yamana Acquisition.
7)Care and maintenance expenses for Q2 2023 were $14.6 million higher than in Q2 2022 due to Manantial Espejo being on care and maintenance in Q2 2023 and the MARA Project, which was acquired as part of the Yamana Acquisition.
Care and maintenance expenses for H1 2023 were $26.9 million higher than in H1 2022 for the same factors driving the quarter-over-quarter increase. Additionally, H1 2023 care and maintenance expenses at Morococha were higher than H1 2022 due to the mine being on care and maintenance for the full period of 2023rather than the four months in the H1 2022 period.
8)Transaction and integration costs for Q2 2023 were $5.5 million and were incurred pursuant to the Yamana Acquisition, as described in the "Yamana Acquisition" section of this MD&A. No such costs were incurred in Q2 2022.
Transaction and integration costs for H1 2023 were $24.4 million due to the same reason outlined above for the quarter-over-quarter increase. No such costs were incurred in H1 2022.
9)Gains and income from associates were consistent quarter-over-quarter.
Gains and income from associates for H1 2023 were $45.4 million lower than in H1 2022. The H1 2022 gains and income resulted from the March 21, 2022 re-designation of the Company's investment in Maverix Metals Inc. ("Maverix") from an "Investment in Associate" accounted for using the "equity method" (the Company's ownership proportion of Maverix's estimated earnings was recorded in income) to a "long-term financial asset" recorded at fair value beginning on March 31, 2022.
Statement of Cash Flows
Cash flow from operations in Q2 2023 was $117.0 million, $96.2 million more than the $20.8 million generated in Q2 2022. This resulted from increased revenue of $299.4 million, partially offset by increased production costs (excl. NRV) of $182.6 million, both of which were the result of the Yamana Acquisition. In addition, there was a positive quarter-over-quarter variance in changes from non-cash working capital items of $28.0 million. The increase in cash flow from operations was offset by increases in: (i) mine care and maintenance expenses of $14.6 million; (ii) general and administrative expenses of $9.1 million; (iii) income taxes paid of $8.1 million; and (iv) interest paid of $12.2 million; all of which were the result of the Yamana Acquisition.
Changes in working capital, other than cash, drove an $8.3 million source of cash in Q2 2023 compared with a $19.7 million use of cash in Q2 2022. The $28.0 million quarter-over-quarter increase resulted largely from lower cash used in inventory build-ups of $20.9 million.
Cash flow from operations in H1 2023 was $168.3 million, $78.7 million more than the $89.6 million generated in H1 2022. This resulted from an increase in revenue of $249.8 million, partially offset by increased production costs (excl. NRV) of $169.9 million, both of which were the result of the Yamana Acquisition. In addition, a positive quarter-over-quarter variance in changes from non-cash working capital items of $50.9 million and a decrease of income taxes paid of $19.5 million, largely from lower taxes paid in Mexico and Peru offset by taxes paid at the Acquired Mines, contributed to the increase in operating cash flow. This increase was offset by increases in: (i)

PAN AMERICAN SILVER CORP.	14

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
mine care and maintenance expenses of $26.9 million; (ii) transaction and integration costs of $24.4 million; (iii) general and administrative expenses of $8.8 million; and (iv) interest paid of $14.8 million; all of which were the result of the Yamana Acquisition.
Changes in working capital, other than cash, drove a $16.3 million source of cash in H1 2023 compared with a $34.6 million use of cash in H1 2022. The $50.9 million period-over-period increase resulted largely from trade and other receivables and inventory draw-downs in the H1 2023 period whereas buildups were recorded in the H1 2022 period, which resulted in a variance of $50.7 million and $30.9 million, respectively. This was offset by an increase of accounts payable and accrued liabilities pay-down of $31.6 million compared to H1 2022.
Investing activities in Q2 2023 utilized $53.1 million, primarily related to the $113.0 million spent on mineral properties, plant and equipment ("MPP&E") at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A. This was partially offset by $47.5 million in proceeds from the sale of various short-term equity investments, proceeds from the disposition of mineral properties, plant and equipment of $5.4 million and net proceeds from derivatives of $7.0 million. In Q2 2022, investing activities used $68.4 million, primarily related to the $71.8 million spent on MPP&E at the Company’s mines and projects, which was partially offset by $3.0 million in proceeds from the settlement of the Company's derivatives comprised of commodity and FX hedging contracts.
Investing activities in H1 2023 generated $274.8 million, primarily related to the $259.5 million of cash acquired from the Yamana Acquisition and $152.8 million generated from the sale of various short-term equity investments, including the Company's long-term investment in Maverix. This was offset by $151.5 million spent on MPP&E at the Company’s mines and projects, as previously described in the “Operating Performance” sections of this MD&A.
In H1 2022, $119.5 million was used, primarily related to the $133.3 million spent on MPP&E at the Company’s mines and projects, which was partially offset by the $7.8 million received from a third-party as partial compensation for the closure and reclamation of the Morococha processing facility.
Financing activities in Q2 2023 utilized $96.2 million compared to $28.7 million used in the comparative period. In Q2 2023, the Company had a net repayment of debt of $55.4 million, which included a net repayment of $45 million on the SL-Credit Facility, and paid $36.4 million of dividends. In Q2 2022, financing activities used $28.7 million, which primarily comprised $25.3 million in dividends and $3.5 million of lease repayments.
Financing activities in H1 2023 used $169.9 million in cash compared to $57.9 million used in H1 2022. In H1 2023, the Company repaid a net $104.1 million of debt, comprised of the $205.0 million outstanding balance on the Yamana revolving credit facility as part of the closing of the Yamana Acquisition and $10.4 million related to Peruvian loans, offset by a $120.0 million net drawdown of the SL-Credit Facility. The Company also paid $57.5 million in dividends and spent $12.5 million on lease repayments. Financing activities in H1 2022 utilized $57.9 million of cash, and were primarily related to $50.5 million in dividends to shareholders and $6.9 million of lease repayments.
Liquidity and Financial Position
Liquidity
The Company's cash and short-term investments decreased by $103.9 million during Q2 2023, largely reflecting $55.4 million in debt repayments and $36.4 million in dividend payments, while operating cash flow of $117.0 million was sufficient to cover investments in MPP&E additions.
Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.
Working capital of $743.8 million at June 30, 2023 was $320.2 million higher than working capital of $423.6 million at December 31, 2022; largely as a result of the working capital acquired as part of the Yamana Acquisition.

PAN AMERICAN SILVER CORP.	15

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
The net cash generated from the sales of metal production provides our primary source of cash flows, and we do not currently expect to experience payment delinquencies from our metal sales counterparties.
The Company’s financial position at June 30, 2023, and the operating cash flows that are expected over the next 12 months, lead Management to believe that the Company’s liquid assets and available credit from the revolving SL-Credit Facility are sufficient to satisfy our 2023 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
Credit Facility, Senior Notes and Commitments
The Company amended and upsized its SL-Credit Facility on March 30, 2023. The SL-Credit Facility was increased from its previous $500.0 million to $750.0 million and added a term loan of $500.0 million for use to complete the Yamana Acquisition if needed. The term loan expired unused on May 31, 2023. As of June 30, 2023, the Company was in compliance with all financial covenants under the $750.0 million revolving SL-Credit Facility, which had $470.0 million undrawn. The borrowing costs under the Company's SL-Credit Facility are based on the Company's leverage ratio subject to pricing adjustments based on the Company's sustainability performance ratings and scores based on the credit ratings from Moody's and S&P Global's at either: (i) SOFR plus 1.15% to 2.30% or; (ii) The Bank of Montreal's Base Rate on U.S. dollar denominated commercial loans plus 0.15% to 1.30%. Under the ratings based pricing, undrawn amounts under the SL-Credit Facility are subject to a stand-by fee of 0.23% to 0.46% per annum, dependent on the Company's credit rating and subject to pricing adjustments based on sustainability performance ratings and scores. The Company's SL-Credit Facility matures on August 8, 2025.
As part of the Yamana Acquisition, the Company acquired the following senior notes: senior notes of $283 million in aggregate principal with a 4.625% coupon and maturing in December 2027; and senior notes of $500 million in aggregate principal with a 2.63% coupon and maturing in August 2031 (collectively "Senior Notes"). The Senior Notes are unsecured with interest payable semi-annually. Each series of Senior Notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The Senior Notes are accreted to the face value over their respective terms and were recorded at fair value upon acquisition using an effective interest rate of 5.52%.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments, details of which are described in Note 8(f)(ii) of the 2022 Annual Financial Statements, and in the "Liquidity and Capital Position" section of the Company's annual 2022 Management Discussion and Analysis (the "2022 Annual MD&A"). Since December 31, 2022, there have been no significant changes to these contractual obligations and commitments.
Outstanding Share Amounts
As at June 30, 2023, the Company had approximately 0.4 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $17.53 to CAD $39.48 and a weighted average life of 4.8 years. Approximately 0.2 million of the stock options were vested and exercisable at June 30, 2023, with an average weighted exercise price of CAD $21.64 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at August 9, 2023
Common shares	364,439
Options	370
Total	364,809
As part of the acquisition of Tahoe Resources Inc. ("Tahoe") on February 22, 2019, the Company issued 313.9 million Contingent Value Rights ("CVRs"), with a term of 10 years, which are convertible into 15.6 million common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine.

PAN AMERICAN SILVER CORP.	16

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
As of June 30, 2023, there were 313.9 million CVRs outstanding which were convertible into 15.6 million common shares.
Closure and Decommissioning Provision
The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using Management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of June 30, 2023 was $1,106.5 million (December 31, 2022 - $679.8 million) using inflation rates of between 1% and 6% (December 31, 2022 - between 2% and 6%). The inflated and discounted provision on the statement of financial position as at June 30, 2023 was $549.3 million, including provisions related to assets held for sale of $10.7 million (December 31, 2022 - $296.2 million), using discount rates between 3% and 11% (December 31, 2022 - between 3% and 11%). Spending with respect to decommissioning obligations at Alamo Dorado and Manantial Espejo began in 2016, while the remainder of the obligations are expected to be substantially paid through 2075, or later if the mine lives are extended. Revisions made to the reclamation obligations in Q2 2023 were primarily a result of updates to assumed inflation and discount rates, increased site disturbance from the ordinary course of operations at the mines, reclamation activities, and revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.
The accretion of the discount charged in Q2 2023 and H1 2023 as finance expense was $9.9 million and $15.8 million, respectively (Q2 2022 and H1 2022 - $3.7 million and $7.4 million, respectively). Reclamation expenditures incurred during Q2 2023 and H1 2023 were $7.5 million and $8.4 million, respectively (Q2 2022 and H1 2022 - $0.8 million and $1.8 million, respectively).
SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

2023	Quarter Ended
(In millions of USD, other than per share amounts)	Mar 31	Jun 30
Revenue	$390.3	$639.9
Mine operating earnings	$77.2	$70.6
Earnings for the period attributable to equity holders	$16.4	$(46.8)
Basic earnings per share	$0.08	$(0.13)
Diluted earnings per share	$0.08	$(0.13)
Cash flow from operating activities	$51.3	$117.0
Cash dividends paid per share	$0.10	$0.10
Other financial information
Total assets	$9,112.7	$8,962.2
Total long-term financial liabilities(1)	$1,761.1	$1,731.2
Total attributable shareholders’ equity	$4,997.4	$4,909.9
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, and deferred revenue.

PAN AMERICAN SILVER CORP.	17

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

2022	Quarter Ended				Year Ended
(In millions of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31
Revenue	$439.9	$340.5	$338.9	$375.5	$1,494.8
Mine operating earnings (loss)	$66.8	$(31.7)	$(21.8)	$35.0	$48.3
Earnings (loss) for the period attributable to equity holders	$76.5	$(174.0)	$(71.5)	$(172.8)	$(341.8)
Basic (loss) earnings per share	$0.36	$(0.83)	$(0.34)	$(0.81)	$(1.62)
Diluted (loss) earnings per share	$0.36	$(0.83)	$(0.34)	$(0.81)	$(1.62)
Cash flow from operating activities(1)	$68.8	$20.8	$54.4	$(112.1)	$31.9
Cash dividends paid per share	$0.12	$0.12	$0.11	$0.10	$0.45
Other financial information
Total assets					$3,248.5
Total long-term financial liabilities(2)					$511.8
Total attributable shareholders’ equity					$2,195.5
(1)Cash flow from operating activities includes $157.3 million of transaction and integration costs related to the Yamana Acquisition.
(2)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities and deferred revenue.

2021	Quarter Ended				Year Ended
(In millions of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31
Revenue	$368.1	$382.1	$460.3	$422.2	$1,632.7
Mine operating earnings	$90.0	$103.0	$98.9	$76.0	$367.9
(Loss) earnings for the period attributable to equity holders	$(7.8)	$70.9	$20.3	$14.0	$97.4
Basic (loss) earnings per share	$(0.04)	$0.34	$0.10	$0.06	$0.46
Diluted (loss) earnings per share	$(0.04)	$0.34	$0.10	$0.06	$0.46
Cash flow from operating activities	$29.9	$87.1	$157.0	$118.1	$392.1
Cash dividends paid per share	$0.07	$0.07	$0.10	$0.10	$0.34
Other financial information
Total assets					$3,518.6
Total long-term financial liabilities(1)					$297.6
Total attributable shareholders’ equity					$2,631.6
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities and deferred revenue.

PAN AMERICAN SILVER CORP.	18

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
OPERATING METRICS

	Three months ended June 30, 2023
	La Colorada	Cerro Moro(1)	Huaron	San Vicente(2)	Jacobina(1)	El Peñon(1)	Timmins	Shahuindo	La Arena	Minera Florida(1)	Dolores	Total
Ore tonnes mined – kt	145	106	236	93	781	258	368	3,174	3,007	242	2,819	11,230
Waste tonnes mined – kt		532						4,427	4,768		2,539	12,266
Tonnes processed – kt	144	103	238	91	784	333	362	3,144	2,972	264	1,885	10,319
Grade
Silver – g/t	267.9	453.1	139.9	276.9		109.7	—	7.2	0.9	20.0	21.5
Gold – g/t		8.82			1.96	3.23	2.63	0.45	0.31	2.90	0.60
Zinc – %	1.67		2.33	2.74						0.43
Lead – %	0.94		1.41	0.38						0.10
Copper – %			—	0.22
Production
Silver – koz	1,146	1,395	886	736		1,042	4	72	10	113	619	6,024
Gold – koz	0.6	27.4	0.3	—	48.3	32.7	30.9	34.0	22.2	23.5	28.3	248.2
Zinc – kt	2.0		4.3	2.0						1.0		9.3
Lead – kt	1.2		2.7	0.3						0.2		4.4
Copper – kt	—		1.2	0.2								1.3

	Three months ended June 30, 2022
	La Colorada	Huaron	San Vicente(2)	Manantial Espejo	Timmins	Shahuindo	La Arena	Dolores	Total
Ore tonnes mined – kt	169	238	85	78	416	3,771	2,225	1,236	8,219
Waste tonnes mined – kt						5,564	6,723	7,037	19,323
Tonnes processed – kt	169	234	85	169	410	3,710	2,225	1,990	8,990
Grade
Silver – g/t	338.2	141.4	258.2	142.0	—	4.1	0.7	15.4
Gold – g/t				1.13	2.96	0.40	0.33	0.55
Zinc – %	1.93	2.11	3.49
Lead – %	1.07	1.51	0.29
Copper – %		0.65	0.22
Production
Silver – koz	1,675	882	646	693	4	59	5	572	4,537
Gold – koz	1.0	0.2	—	5.2	37.8	31.6	17.4	35.2	128.3
Zinc – kt	2.8	3.8	2.4						9.0
Lead – kt	1.5	2.9	0.2						4.6
Copper – kt	—	1.1	0.2						1.3

PAN AMERICAN SILVER CORP.	19

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

	Six months ended June 30, 2023
	La Colorada	Cerro Moro(1)	Huaron	San Vicente(2)	Manantial Espejo	Jacobina(1)	El Peñon(1)	Timmins	Shahuindo	La Arena	Minera Florida(1)	Dolores	Total
Ore tonnes mined – kt	316	106	474	185	—	781	258	760	5,957	5,632	242	5,418	20,129
Waste tonnes mined – kt		532							7,986	9,723		6,649	24,890
Tonnes processed – kt	324	103	475	185	10	784	333	781	5,934	5,503	264	3,707	18,402
Grade
Silver – g/t	268.7	453.1	142.1	268.2	205.1		109.7	—	7.2	0.8	20.0	20.0
Gold – g/t		8.82			2.13	1.96	3.23	2.61	0.48	0.30	2.90	0.60
Zinc – %	1.66		2.55	3.19							0.43
Lead – %	0.93		1.61	0.32							0.10
Copper – %			—	0.20
Production
Silver – koz	2,577	1,395	1,808	1,461	191		1,042	8	139	19	113	1,162	9,915
Gold – koz	1.3	27.4	0.5	0.1	1.7	48.3	32.7	65.4	72.8	42.3	23.5	54.7	370.9
Zinc – kt	4.5		9.4	4.9							1.0		19.9
Lead – kt	2.6		6.3	0.5							0.2		9.7
Copper – kt	—		2.1	0.3									2.4

	Six months ended June 30, 2022
	La Colorada	Huaron	Morococha(2)	San Vicente(2)	Manantial Espejo	Timmins	Shahuindo	La Arena	Dolores	Total
Ore tonnes mined – kt	307	476	96	161	163	832	6,983	4,260	2,769	16,046
Waste tonnes mined – kt							9,878	13,592	13,354	36,824
Tonnes processed – kt	307	469	101	160	303	819	7,037	4,260	3,992	17,447
Grade
Silver – g/t	343.4	142.1	112.3	241.3	182.7	—	5.0	0.6	14.9
Gold – g/t					1.32	2.74	0.41	0.33	0.59
Zinc – %	1.89	2.16	3.12	2.87
Lead – %	1.05	1.46	0.96	0.29
Copper – %		0.68	0.60	0.22
Production
Silver – koz	3,095	1,780	324	1,122	1,595	8	125	16	1,090	9,156
Gold – koz	1.6	0.4	0.1	0.1	11.3	69.5	65.8	40.8	69.7	259.4
Zinc – kt	4.9	7.8	2.7	3.8						19.2
Lead – kt	2.7	5.5	0.7	0.4						9.3
Copper – kt	—	2.3	0.5	0.3						3.1
(1)Acquired Mines data represent operating results from March 31, 2023 to June 30, 2023.
(2)Morococha data represents Pan American's 92.3% interest in the mine's production. San Vicente data represents Pan American's 95.0% interest in the mine's production.

PAN AMERICAN SILVER CORP.	20

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Per Ounce Measures
Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
Pan American produces by-product metals incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting revenues gained from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold.
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision-making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
We believe that AISC, also calculated net of by-products, is a comprehensive measure of the full cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments (sustaining capital), as well as other items that affect the Company’s consolidated cash flow.
To facilitate a better understanding of these measure as calculated by the Company, the following table provides the detailed reconciliation of these measure to the applicable cost items, as reported in the consolidated financial statements for the respective periods.

PAN AMERICAN SILVER CORP.	21

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

	Silver Segment		Gold Segment
(In millions of USD, except as noted)	Three months ended June 30, 2023	Three months ended June 30, 2022	Three months ended June 30, 2023	Three months ended June 30, 2022
Production costs(1)	$106.0	$92.8	$293.1	$194.4
Purchase Price Allocation Inventory Fair Value Adjustment(2)	(6.2)	—	(26.0)	—
NRV inventory adjustments	(3.2)	(5.1)	6.0	(57.7)
On-site direct operating costs	96.6	87.7	273.2	136.7
Royalties	8.0	5.0	6.0	4.5
Smelting, refining and direct selling charges(3)	18.3	13.7	0.8	—
Cash cost of sales before by-product credits	122.8	106.4	280.0	141.2
Silver segment by-product credits(3)	(86.8)	(62.4)	—	—
Gold segment by-product credits(3)	—	—	(46.9)	(13.4)
Cash Costs	$36.1	$44.0	$233.0	$127.8

NRV inventory adjustments	3.2	5.1	(6.0)	57.7
Sustaining capital	20.7	13.3	66.0	43.2
Exploration and project development(4)	—	—	—	—
Reclamation cost accretion(5)	1.0	0.5	6.3	2.8
All-in sustaining costs	$60.9	$62.9	$299.3	$231.5

Silver segment silver ounces sold (Moz)	3.9	3.6	—	—
Gold segment gold ounces sold (koz)	—	—	223.0	112.9
Cash costs per ounce sold	$9.29	$12.10	$1,045	$1,132
AISC per ounce sold	$15.70	$17.30	$1,342	$2,051
AISC per ounce sold (excluding NRV inventory adjustments)	$14.87	$15.90	$1,369	$1,540

PAN AMERICAN SILVER CORP.	22

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

	Silver Segment		Gold Segment
(In millions of USD, except as noted)	Six months ended June 30, 2023	Six months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Production costs(1)	$198.7	$190.4	$424.4	$368.8
Purchase Price Allocation Inventory Fair Value Adjustment(2)	(6.2)	—	(26.0)	—
NRV inventory adjustments	(3.3)	(6.4)	27.0	(70.8)
On-site direct operating costs	189.2	183.9	425.4	298.0
Royalties	13.1	9.7	10.1	9.6
Smelting, refining and direct selling charges(3)	32.6	29.9	0.8	0.1
Cash cost of sales before by-product credits	235.0	223.6	436.4	307.7
Silver segment by-product credits(3)	(152.5)	(136.6)	—	—
Gold segment by-product credits(3)	—	—	(61.2)	(30.4)
Cash Costs	$82.4	$86.9	$375.2	$277.3

NRV inventory adjustments	3.3	6.4	(27.0)	70.8
Sustaining capital	27.3	24.6	91.8	87.8
Exploration and project development(4)	—	—	—	—
Reclamation cost accretion(5)	1.7	1.2	11.0	5.6
All-in sustaining costs	$114.7	$119.2	$451.0	$441.5

Silver segment silver ounces sold (Moz)	7.7	7.8	—	—
Gold segment gold ounces sold (koz)	—	—	350	253
Cash costs per ounce sold	$10.73	$11.10	$1,073	$1,097
AISC per ounce sold	$14.92	$15.21	$1,289	$1,747
AISC per ounce sold (excluding NRV inventory adjustments)	$14.49	$14.39	$1,367	$1,467
(1)Silver Segment production costs exclude amounts relating to mine operation severance payments at Manantial Espejo and Cerro Moro which increased Production Costs by $4.5 million and $9.8 million for Q2 2023 and H1 2023, respectively. Gold Segment production costs exclude amounts relating to mine operation severance payments at Dolores and severance payments related to restructuring at Jacobina, which increased production costs by $1.4 million and $2.9 million for Q2 2023 and H1 2023, respectively.
(2)Included in production costs line of the consolidated income statements. Purchase price allocation inventory fair value adjustments reflect adjustments to inventory values for inventories acquired as part of Yamana Acquisition.
(3)Included in the revenue line of the consolidated income statements. By-product credits are reflective of realized metal prices for the applicable periods.
(4)Exploration and project development expenditures exclude $6.1 million and $7.1 million for Q2 2023 and H1 2023, respectively (Q2 2022 and H1 2022: $4.2 million and $7.0 million, respectively) of exploration expenditures related to non-operating properties.
(5)Reclamation cost accretion excludes $2.6 million and $3.1 million for Q2 2023 and H1 2023, respectively (Q2 2022 and H1 2022: $0.4 million and $0.6 million, respectively) of accretion related to non-operating properties.

PAN AMERICAN SILVER CORP.	23

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production. The project capital excluded in the reconciliation below is further described in the "Project Development Update" section of this MD&A.

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended June 30,		Six months ended June 30,
(in millions of USD)	2023	2022	2023	2022
Payments for mineral properties, plant and equipment(1)	$113.1	$71.8	$151.6	$133.3
Add/(Subtract)
Lease Payments(1)	8.7	3.5	12.5	6.9
Repayment of loans(2)	4.1	1.1	5.9	2.0
La Colorada investment (non-sustaining) capital	(11.0)	(17.4)	(20.2)	(26.0)
Jacobina investment (non-sustaining) capital	(5.6)	—	(5.6)	—
Huaron investment (non-sustaining) capital	(1.1)	—	(2.2)	—
MARA investment (non-sustaining) capital	(18.6)	—	(18.6)	—
Other investment (non-sustaining) capital	(3.0)	(2.5)	(4.2)	(3.6)
Sustaining Capital	$86.7	$56.5	$119.1	$112.5
(1)As presented on the consolidated statements of cash flows.
(2)As presented on the consolidated statements of cash flows. Related to repayments of construction loans for leach pad expansions in Peru and equipment loans in Chile.

PAN AMERICAN SILVER CORP.	24

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Silver Segment Cash Costs and AISC by mine:

SILVER SEGMENT	Three months ended June 30, 2023
(In millions of USD, except as noted)	La Colorada	Cerro Moro	Huaron	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$28.5	$35.1	$28.4	$12.4	$1.6	$106.0
Purchase Price Allocation Inventory Fair Value Adjustment	—	(6.2)	—	—	—	(6.2)
NRV inventory adjustments	(3.2)	—	—	—	—	(3.2)
On-site direct operating costs	25.3	28.9	28.4	12.4	1.6	96.6
Royalties	0.2	3.1	—	4.7	—	8.0
Smelting, refining & direct selling costs	2.8	6.0	7.3	2.2	—	18.3
Cash Costs before by-product credits	28.3	37.9	35.7	19.4	1.6	122.8
Silver segment by-product credits	(7.7)	(42.0)	(27.6)	(6.3)	(3.2)	(86.8)
Cash Costs	$20.6	$(4.1)	$8.1	$13.0	$(1.6)	$36.1

NRV inventory adjustments	3.2	—	—	—	—	3.2
Sustaining capital	4.0	9.0	6.5	1.2	—	20.7
Exploration and project development	—	—	—	—	—	—
Reclamation cost accretion	0.2	0.3	0.3	0.1	0.2	1.0
All-in sustaining costs	$28.0	$5.2	$14.9	$14.3	$(1.5)	$60.9

Silver segment silver ounces sold (Moz)	0.97	1.16	0.82	0.75	0.18	3.88

Cash cost per ounce sold	$21.19	$(3.50)	$9.94	$17.26	$(9.36)	$9.29
AISC per ounce sold	$28.82	$4.46	$18.18	$18.96	$(8.33)	$15.70
AISC per ounce sold (excluding NRV inventory adjustments)	$25.52	$4.46	$18.18	$18.96	$(8.38)	$14.87

SILVER SEGMENT	Three months ended June 30, 2022
(In millions of USD, except as noted)	La Colorada	Huaron	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$21.8	$23.2	$16.1	$31.7	$92.8
NRV inventory adjustments	—	—	—	(5.1)	(5.1)
On-site direct operating costs	21.8	23.2	16.1	26.6	87.7
Royalties	0.2	—	4.1	0.8	5.0
Smelting, refining & direct selling costs	3.3	5.6	2.7	2.1	13.7
Cash Costs before by-product credits	25.2	28.8	22.8	29.6	106.4
Silver segment by-product credits	(12.3)	(25.6)	(14.0)	(10.5)	(62.4)
Cash Costs	$12.9	$3.2	$8.8	$19.0	$44.0

NRV inventory adjustments	—	—	—	5.1	5.1
Sustaining capital	5.3	3.1	3.4	1.6	13.3
Exploration and project development	—	—	—	—	—
Reclamation cost accretion	0.1	0.2	0.1	0.1	0.5
All-in sustaining costs	$18.3	$6.5	$12.3	$25.8	$62.9

Silver segment silver ounces sold (Moz)	1.37	0.68	0.74	0.84	3.64

Cash cost per ounce sold	$9.40	$4.73	$11.97	$22.57	$12.10
AISC per ounce sold	$13.33	$9.53	$16.66	$30.61	$17.30
AISC per ounce sold (excluding NRV inventory adjustments)	$13.33	$9.53	$16.66	$24.57	$15.90

PAN AMERICAN SILVER CORP.	25

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

SILVER SEGMENT	Six months ended June 30, 2023
(In thousands of USD, except as noted)	La Colorada	Cerro Moro	Huaron	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$62.0	$35.1	$53.1	$29.0	$19.5	$198.7
Purchase Price Allocation Inventory Fair Value Adjustment	—	(6.2)	—	—	—	(6.2)
NRV inventory adjustments	(3.2)	—	—	—	(0.1)	(3.3)
On-site direct operating costs	58.8	28.9	53.1	29.0	19.5	189.2
Royalties	0.3	3.1	—	9.5	0.3	13.1
Smelting, refining & direct selling costs	6.0	6.0	13.2	5.9	1.5	32.6
Cash Costs before by-product credits	65.1	37.9	66.3	44.4	21.3	235.0
Silver segment by-product credits	(19.1)	(42.0)	(53.5)	(23.5)	(14.5)	(152.5)
Cash Costs	$46.0	$(4.1)	$12.8	$20.9	$6.8	$82.4

NRV inventory adjustments	3.2	—	—	—	0.1	3.3
Sustaining capital	7.7	9.0	8.8	1.6	0.2	27.3
Exploration and project development	—	—	—	—	—	—
Reclamation cost accretion	0.3	0.3	0.6	0.2	0.3	1.7
All-in sustaining costs	$57.2	$5.2	$22.1	$22.7	$7.4	$114.7

Silver segment silver ounces sold (koz)	2.60	1.16	1.65	1.48	0.79	7.69

Cash cost per ounce sold	$17.68	$(3.50)	$7.76	$14.12	$8.56	$10.73
AISC per ounce sold	$22.00	$4.46	$13.42	$15.33	$9.33	$14.92
AISC per ounce sold (excluding NRV inventory adjustments)	$20.77	$4.46	$13.42	$15.33	$9.23	$14.49

SILVER SEGMENT	Six months ended June 30, 2022
(In thousands of USD, except as noted)	La Colorada	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$45.9	$46.1	$15.3	$25.8	$57.3	$190.4
NRV inventory adjustments	—	—	—	—	(6.4)	(6.4)
On-site direct operating costs	45.9	46.1	15.3	25.8	50.9	183.9
Royalties	0.5	—	—	7.2	2.0	9.7
Smelting, refining & direct selling costs	6.7	11.6	3.6	3.9	4.1	29.9
Cash Costs before by-product credits	53.1	57.6	18.9	36.9	57.0	223.6
Silver segment by-product credits	(24.5)	(55.2)	(17.0)	(15.4)	(24.6)	(136.6)
Cash Costs	$28.7	$2.4	$1.9	$21.6	$32.4	$86.9

NRV inventory adjustments	—	—	—	—	6.4	6.4
Sustaining capital	9.1	6.2	0.3	6.3	2.7	24.6
Exploration and project development	—	—	—	—	—	—
Reclamation cost accretion	0.3	0.4	0.1	0.2	0.2	1.2
All-in sustaining costs	$38.1	$9.0	$2.4	$28.0	$41.7	$119.2

Silver segment silver ounces sold (koz)	2.99	1.40	0.33	1.39	1.71	7.84

Cash cost per ounce sold	$9.58	$1.71	$5.68	$15.47	$18.95	$11.10
AISC per ounce sold	$12.72	$6.43	$7.08	$20.09	$24.41	$15.21
AISC per ounce sold (excluding NRV inventory adjustments)	$12.72	$6.43	$7.08	$20.09	$20.64	$14.39

PAN AMERICAN SILVER CORP.	26

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Gold Segment Cash Costs and AISC by mine:

GOLD SEGMENT	Three months ended June 30, 2023
(In millions of USD, except as noted)	Jacobina	El Peñon	Timmins	Shahuindo	La Arena	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$43.2	$68.2	$47.6	$30.3	$33.1	$41.9	$29.0	$293.1
Purchase Price Allocation Inventory Fair Value Adjustment	(12.6)	(12.4)	—	—	—	(1.0)	—	(26.0)
NRV inventory adjustments	—	—	—	—	—	—	6.0	6.0
On-site direct operating costs	30.5	55.8	47.6	30.3	33.1	40.9	35.0	273.2
Royalties	1.4	0.1	1.8	—	—	0.3	2.4	6.0
Smelting, refining & direct selling costs	—	—	—	—	—	0.7	—	0.8
Cash Costs before by-product credits	31.9	55.9	49.5	30.3	33.1	41.9	37.4	280.0
Gold segment by-product credits	—	(25.9)	—	(0.8)	(0.3)	(7.0)	(12.8)	(46.9)
Cash Costs of Sales	$31.9	$30.0	$49.4	$29.5	$32.8	$34.9	$24.6	$233.0

NRV inventory adjustments	—	—	—	—	—	—	(6.0)	(6.0)
Sustaining capital	14.5	8.8	7.6	18.0	4.1	10.5	2.6	66.0
Exploration and project development	—	—	—	—	—	—	—	—
Reclamation cost accretion	0.4	0.5	0.1	0.9	1.6	0.7	2.0	6.3
All-in sustaining costs	$46.7	$39.3	$57.1	$48.3	$38.6	$46.1	$23.2	$299.3

Gold segment gold ounces sold (koz)	46.0	36.3	32.6	30.1	25.7	24.7	27.6	223.0

Cash cost per ounce sold	$693	$828	$1,517	$978	$1,275	$1,412	$892	$1,045
AISC per ounce sold	$1,015	$1,084	$1,752	$1,605	$1,501	$1,868	$840	$1,342
AISC per ounce sold (excluding NRV inventory adjustments)	$1,015	$1,084	$1,752	$1,605	$1,501	$1,868	$1,058	$1,369

GOLD SEGMENT	Three months ended June 30, 2022
(In millions of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$103.1	$32.5	$15.8	$43.0	$194.4
NRV inventory adjustments	(57.7)	—	—	—	(57.7)
On-site direct operating costs	45.4	32.5	15.8	43.0	136.7
Royalties	2.7	—	—	1.8	4.5
Smelting, refining & direct selling costs	—	—	—	—	—
Cash Costs before by-product credits	48.1	32.5	15.8	44.8	141.2
Gold segment by-product credits	(11.7)	(1.4)	(0.2)	—	(13.4)
Cash Costs of Sales	$36.4	$31.1	$15.6	$44.8	$127.8

NRV inventory adjustments	57.7	—	—	—	57.7
Sustaining capital	11.6	8.4	13.9	9.3	43.2
Exploration and project development	—	—	—	—	—
Reclamation cost accretion	1.4	0.6	0.7	—	2.8
All-in sustaining costs	$107.0	$40.2	$30.3	$54.1	$231.5

Gold segment gold ounces sold (koz)	34.1	30.1	13.9	34.8	112.9

Cash cost per ounce sold	$1,066	$1,032	$1,123	$1,288	$1,132
AISC per ounce sold	$3,138	$1,333	$2,178	$1,556	$2,051
AISC per ounce sold (excluding NRV inventory adjustments)	$1,446	$1,333	$2,178	$1,556	$1,540

PAN AMERICAN SILVER CORP.	27

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

GOLD SEGMENT	Six months ended June 30, 2023
(In thousands of USD, except as noted)	Jacobina	El Peñon	Timmins	Shahuindo	La Arena	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$43.2	$68.2	$97.9	$71.2	$57.7	$41.9	$44.4	$424.4
Purchase Price Allocation Inventory Fair Value Adjustment	(12.6)	(12.4)				(1.0)	—	(26.0)
NRV inventory adjustments	—	—	—	—	—	—	27.0	27.0
On-site direct operating costs	30.5	55.8	97.9	71.2	57.7	40.9	71.3	425.4
Royalties	1.4	0.1	3.8	—	—	0.3	4.6	10.1
Smelting, refining & direct selling costs	—	—	0.1	—	—	0.7	—	0.8
Cash Costs before by-product credits	31.9	55.9	101.8	71.2	57.7	41.9	75.9	436.4
Gold segment by-product credits	—	(25.9)	(0.1)	(2.6)	(0.6)	(7.0)	(25.0)	(61.2)
Cash Costs of Sales	$31.9	$30.0	$101.7	$68.6	$57.2	$34.9	$50.9	$375.2

NRV inventory adjustments	—	—	—	—	—	—	(27.0)	(27.0)
Sustaining capital	14.5	8.8	16.8	30.5	4.9	10.5	5.8	91.8
Exploration and project development								—
Reclamation cost accretion	0.4	0.5	0.2	1.8	3.3	0.7	4.1	11.0
All-in sustaining costs	$46.7	$39.3	$118.8	$100.9	$65.4	$46.1	$33.8	$451.0

Gold segment gold ounces sold	46.0	36.3	68.3	72.4	47.4	24.7	54.6	349.8

Cash cost per ounce sold	$693	$828	$1,488	$948	$1,206	$1,412	$932	$1,073
AISC per ounce sold	$1,015	$1,084	$1,738	$1,393	$1,380	$1,868	$619	$1,289
AISC per ounce sold (excluding NRV inventory adjustments)	$1,015	$1,084	$1,738	$1,393	$1,380	$1,868	$1,113	$1,367

GOLD SEGMENT	Six months ended June 30, 2022
(In thousands of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$167.3	$65.6	$44.7	$91.2	$368.8
NRV inventory adjustments	(70.8)	—	—	—	(70.8)
On-site direct operating costs	96.6	65.6	44.7	91.2	298.0
Royalties	5.9	—	—	3.7	9.6
Smelting, refining & direct selling costs	—	—	—	0.1	0.1
Cash Costs before by-product credits	102.5	65.6	44.7	94.9	307.7
Gold segment by-product credits	(26.3)	(3.5)	(0.5)	(0.1)	(30.4)
Cash Costs of Sales	$76.2	$62.0	$44.2	$94.8	$277.3

NRV inventory adjustments	70.8	—	—	—	70.8
Sustaining capital	25.9	15.8	26.9	19.2	87.8
Exploration and project development	—	—	—	—	—
Reclamation cost accretion	2.8	1.3	1.5	0.1	5.6
All-in sustaining costs	$175.7	$79.1	$72.6	$114.1	$441.5

Gold segment gold ounces sold	74.9	64.0	43.6	70.2	252.6

Cash cost per ounce sold	$1,017	$970	$1,014	$1,352	$1,097
AISC per ounce sold	$2,344	$1,237	$1,665	$1,626	$1,747
AISC per ounce sold (excluding NRV inventory adjustments)	$1,400	$1,237	$1,665	$1,626	$1,467

PAN AMERICAN SILVER CORP.	28

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Adjusted Earnings
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings because it eliminates items that in Management's judgment are subject to volatility as a result of factors that are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three and six months ended June 30, 2023 and 2022, to the net earnings for each period.

	Three months ended June 30,		Six months ended June 30,
(In millions of USD, except as noted)	2023	2022	2023	2022
Net loss for the period	$(47.4)	$(173.6)	$(30.9)	$(96.8)
Adjust for:
Impairment charges	42.4	99.1	42.4	99.1
Unrealized foreign exchange losses	1.7	3.6	1.0	5.9
Net realizable value heap inventory expense	6.0	63.0	2.1	77.7
Acquired Mines fair value inventory expense	32.3	—	32.3	—
Derivative unrealized losses (gains)	4.9	(0.6)	3.1	(3.0)
Loss (Gains and income) from associates	—	—	0.4	(45.0)
Severance provisions	8.2	1.1	20.9	8.0
Mineral property, plant and equipment losses on sale	1.9	0.5	1.7	0.7
Transaction and integration costs	5.5	—	24.4	—
Investment loss	7.9	7.6	1.0	4.8
Closure and decommissioning liability	(0.7)	—	1.9	—
Effect of taxes on adjusting items	(18.8)	(6.9)	(19.2)	(14.2)
Effect of foreign exchange on taxes	(29.2)	(0.3)	(45.2)	(11.7)
Total adjustments	$62.1	$167.1	$66.8	$122.3
Adjusted earnings (loss) for the period	$14.7	$(6.5)	$35.9	$25.5
Weighted average shares for the period	364.4	210.5	288.0	210.5
Adjusted earnings (loss) per share for the period	$0.04	$(0.03)	$0.12	$0.12
Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: long-term debt (including amounts drawn on the SL-Credit Facility), lease liabilities, and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short-term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.

PAN AMERICAN SILVER CORP.	29

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead, and copper; trading and credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; risks relating to cyber security; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in jurisdictions such as Canada, Peru, Mexico, Argentina, Bolivia, Chile, Brazil and Guatemala; environmental risks; risks related to its relations with employees and local communities where we operate; risks related to the Yamana Acquisition and the related integration of the Acquired Mines, offices, employees, IT systems, logistics, procurement and sales processes; and risks relating to the spread of contagions, such as COVID-19, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time. Certain of these risks, and additional risks and uncertainties, are described below, and are more fully described in Pan American’s Annual Information Form dated February 22, 2023 (available on SEDAR+ at www.sedarplus.com) and Form 40-F filed with the SEC, and in the Financial Instruments section of the 2022 Annual Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks is described in the 2022 Annual Financial Statements under Note 8 "Financial Instruments" and in the Q2 2023 Financial Statements under Note 5 "Financial Instruments", along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and six months ended June 30, 2023.
The following provides a description of the risks related to financial instruments and how management manages these risks:
Price Risk
A decrease in the market price of commodities such as silver, gold and other metals and increase in the price of consumables could affect our profitability, along with the commercial viability of our mines and production from some of our mining properties. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations. The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure.

PAN AMERICAN SILVER CORP.	30

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
As at June 30, 2022, the Company had outstanding collars made up of put and call contracts for its exposure to zinc (1,800 tonnes); as well as an outstanding forward contract for its exposure to zinc (1,800 tonnes) with settlement dates between July 2022 and December 2022. The Company did not have any zinc contracts outstanding during the comparable periods in 2023. During 2020, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices. The Company did not have any diesel contracts outstanding during the comparable periods in 2023.
The Company recorded the following derivative gains and losses on commodities for the three and six months ended June 30, 2023:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Zinc gains	$—	$2.9	$—	$1.8
Diesel gains	—	2.0	—	4.8
Other	0.2	(0.1)	0.8	(0.2)
	$0.2	$4.8	$0.8	$6.4
Trading Activities and Credit Risk
The zinc, lead, copper, and silver concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour our contractual arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted.
As at June 30, 2023, we had receivable balances associated with buyers of our concentrates of $16.6 million (December 31, 2022 - $28.7 million). The vast majority of our concentrate is sold to a limited number of concentrate buyers.
Doré production is refined under long-term agreements with fixed refining terms at eleven separate refineries worldwide. The Company generally retains the title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. As at June 30, 2023, we had approximately $75.9 million (December 31, 2022 - $37.0 million) contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, and in-transit to refineries. Risk is transferred to the refineries at various stages from mine site to refinery.
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at June 30, 2023, we had made $11.4 million of supplier advances (December 31, 2022 - $8.9 million), which are reflected in "Trade and other receivables" on the consolidated statements of financial position.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, supplier advances, trading counterparties and

PAN AMERICAN SILVER CORP.	31

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.
Foreign currency exchange rate risk
We report our financial statements in USD; however we operate in jurisdictions that utilize other currencies. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since our sales are denominated in USD and a portion of our operating costs and capital spending are in local currencies, we are negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. From time to time, we mitigate part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit our exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk.
Pan American held cash and short-term investments of $47.3 million in CAD, $11.2 million in ARS, $1.2 million in MXN, $3.4 million in BOB, $3.1 million in PEN, $1.3 million in BRL, $1.8 million in CLP and $0.1 million in Guatemalan quetzales, as at June 30, 2023.
At June 30, 2023, Pan American had the following outstanding positions on foreign currency exposure of purchases:

	USD Notional	Weighted Average USD Forward Rate	Weighted Average USD Put Rate	Weighted Average USD Call Rate	Expiry Dates
Mexican peso collars	$9.0		$21.00	$24.35	July 2023 to December 2023
Peruvian sol forwards	$22.8	$4.02			July 2023 to December 2023
Canadian dollar collars	$42.0		$1.30	$1.34	July 2023 to December 2023
Canadian dollar forwards(1)	$42.0	$1.37			July 2023 to December 2024
Chilean peso collars	$17.5		$825.00	$895.00	July 2023 to December 2023
Chilean peso forwards	$17.6	$850.20			July 2023 to December 2023
Brazilian real collars	$10.8		$5.25	$5.90	July 2023 to December 2023
Brazilian real forwards	$14.0	$5.57			July 2023 to December 2023
(1)Canadian dollar forwards: Of the $42.0 million of notional outstanding, $6.0 million of notional with expiry dates between July 2023 and December 2023 is related to an expandable forward where a rate of $1.39 applies while the USDCAD spot rate trades within a range of $1.31 and $1.39. However, once the USDCAD spot rate trades at or outside the established range, this results in a reset rate of $1.36. Following the reset, at monthly expiration, if the USDCAD spot rate is below $1.36, the position is exercised at $1.36 at the original notional. However, if the USDCAD spot rate is above $1.36, the position is exercised at a 33% increased notional. As of June 30, 2023, there had been no breach of barrier strikes and the applicable rate for purchases was $1.39. Additionally, of the $42.0 million of notional outstanding, $12.0 million of notional with expiry dates between January 2024 and December 2024 is related to an expandable forward where a rate of $1.42 applies while the USDCAD spot rate trades within a range of $1.30 and $1.42. However, once the USDCAD spot rate trades at or outside the established range, this results in a reset rate of $1.35. Following the reset, at monthly expiration, if the USDCAD spot rate is below $1.35, the position is exercised at $1.35 at the original notional. However, if the USDCAD spot rate is above $1.35, the position is exercised at a 33% increased notional. As of June 30, 2023, there had been no breach of barrier strikes and the applicable rate for purchases was $1.42.

PAN AMERICAN SILVER CORP.	32

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
The Company recorded the following derivative gains and losses on currencies for the three and six months ended June 30, 2023:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Mexican peso gains (losses)	$0.9	$(0.1)	$2.3	$0.4
Peruvian sol gains (losses)	1.2	(0.4)	2.0	1.7
Canadian dollar gains (losses)	1.7	(0.6)	2.2	(0.4)
Chilean peso losses	(2.8)	—	(2.8)	—
Brazilian real gains	0.9	—	0.9	—
	$1.9	$(1.1)	$4.6	$1.7
Credit Rating
There can be no assurance that the credit ratings and outlook assigned to the Company's debt securities or to the Company will remain in effect for any given period of time or that any such rating or outlook will not be revised downward or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings or outlook assigned to the Company’s debt securities will generally affect the market price of its debt securities. In addition, real or anticipated changes in its credit ratings may also affect the cost at which the Company can access the capital markets. If such ratings decline and its cost of accessing capital markets increases, the Company may not be able to fund proposed capital expenditures and other operations in the future.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. The volatility of the metals markets can impact our ability to forecast cash flow from operations.
We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and committed loan facilities.
We manage our liquidity risk by continuously monitoring forecasted and actual cash flows. We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis and our expansion plans. We continually evaluate and review capital and operating expenditures in order to identify, decrease, and limit all non-essential expenditures.
We are required to use a portion of our cash flow to service principal and interest on debt, which will limit the cash flow available for other business opportunities. We also maintain and enter into intercompany credit arrangements with our subsidiaries in the normal course. Our ability to make scheduled principal payments, pay interest on or refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Unexpected delays in production, the suspension of our mining licenses, or other operational problems could impact our ability to service the debt and make necessary capital expenditures when the debt becomes due. If we are unable to generate such cash flow to timely repay any debt outstanding, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.
While we have paid dividends to our shareholders for many years, the payment of dividends is impacted by our cash flows and liquidity situation. The payment of any future dividends is at the discretion of our Board of Directors after taking into account many factors, including availability of and sources of cash, future anticipated funding needs, our debt position, general and regional economic conditions, and expectations with respect to operational matters such as anticipated metals production and metals prices. There can be no assurance that dividends will continue to be paid in the future or on the same terms as are currently paid by Pan American.

PAN AMERICAN SILVER CORP.	33

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Foreign Operations and Political Risk
The Company holds mining and exploration properties in Peru, Mexico, Argentina, Bolivia, Brazil, Chile, Canada, the United States, and Guatemala, exposing it to the socioeconomic conditions, as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; uncertain and evolving legal and regulatory environments; violent crime; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies, including carbon taxes; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income, carbon and other taxes, expropriation or restrictions on the ownership of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. For example, Argentina has in the past and continues to have many highly restrictive policies with respect to foreign investment, currency controls, taxation, import and export controls, and restrictions on the ownership and use of lands, including bans on mining and the use of cyanide in certain provinces and restrictions on the amount of lands that foreign entities, directly or indirectly, can have an ownership interest in. In some cases, this may result in the loss of properties or rights that are valuable or that might otherwise be beneficial or needed in connection with our operations.
On December 30, 2020, the Argentine government issued Decree 1060/2020 that establishes a 4.5% rate on silver and gold concentrate. Cerro Moro, owned by Estelar Resources, is entitled to tax stability pursuant to Argentina’s Mining Investments Law No. 24,196. Such tax stability entitles Estelar Resources to recover taxes in excess of their overall tax burden at the time of the filing of the feasibility study in 2012 for Cerro Moro. On June 16, 2021, the Argentine government enacted legislation that increased the corporate tax rate from 25% to 35% and maintains the dividend withholding tax rate at 7% retroactive to January 1, 2021.
In July 2022, a tax reform bill was being discussed in Chile, however, on March 8, 2023, the Chamber of Deputies rejected the bill. The government is currently in consultations prior to introducing a new bill. In addition, there was a Specific Mining Tax bill enacted in May 2023. The bill is effective January 1, 2024 and imposes a new mining royalty of 1% of ad valorem value on copper and lithium and removes the deduction of the mining tax previously allowed in calculating the mining tax payable.
In December 2022, the Brazilian government introduced new transfer pricing rules that would see Brazil adopt the Organisation for Economic Co-operation and Development (“OECD”) arm length’s principal for cross-border transactions. These rules would align Brazil with OECD countries and pave the way for Brazil to join the OECD. The rules would come into effect in 2024, with early adoption allowed in 2023.
On May 8, 2023, the Mexican government enacted a decree to reform various provisions of the mining law (the "Decree"), which was published in the Official Gazette and became law on May 9, 2023. The Decree makes significant changes to the current mining laws, including but not limited to: reducing mining license concession terms; restricting the granting of mining concessions requiring public auctions; imposing conditions on water use and availability; imposing regulations on mining concession transfers; imposing additional grounds for cancellation of mining concessions and further limitations on mining in protected areas; granting preferential rights to mining strategic minerals to state owned enterprises; imposing additional requirements for financial instruments to be provided to guarantee preventive, mitigation, and compensation measures resulting from the social impact assessment, as well as potential damages that may occur during mining activities; and potentially requiring Indigenous Peoples’ (ILO 169) consultation. These changes to the mining law are expected to have impacts on our

PAN AMERICAN SILVER CORP.	34

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
current and future exploration activities and operations in Mexico, the extent of which is yet to be determined but which could be material.
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. The nature, assessment and management of such claims are described in this section, in Note 28 of the Q2 2023 Financial Statements and in Note 31 of the Company's 2022 Annual Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and six months ended June 30, 2023. As a consequence of the Yamana Acquisition, the Company also assumed various claims and legal proceedings described in Yamana’s Annual Information Form dated March 29, 2023 (available on SEDAR+ at www.sedarplus.com). These claims and legal proceedings include, among others, numerous individual labour and tax claims in Argentina and Brazil and exposures with respect to contractual indemnities. While these claims may not be considered material individually and, in some cases, may be settled for amounts much less than the original amounts claimed, the aggregate amounts claimed against us, if successful, could be material.
In Peru, there are many claims from current or ex-employees, or employees of former or current owners of our operations such as the Quiruvilca-related claims in Peru, which could in the aggregate, be of significant value, and include alleged improper dismissals, workplace illnesses, such as silicosis, and claims for additional profit-sharing and bonuses in prior years. In some cases, we may also be subject to collective settlement obligations with our employees and contractors relating to closures of our operations, and such obligations may be significant.
We may also become subject to class action lawsuits. For example, in mid-2017, Tahoe, which was acquired by us in late February 2019, and certain of its former directors and officers became the subject of three purported class action lawsuits filed in the United States that centered primarily around alleged misrepresentations. These U.S. class action lawsuits were later consolidated into one class action suit that is ongoing in Nevada. In October 2018, Tahoe learned that a similar proposed class action lawsuit had been filed against Tahoe and its former chief executive officer in the Superior Court of Ontario. We have disputed the allegations made in these suits, but the lawsuits seek significant damages and the outcome of the suits involves a degree of uncertainty. The plaintiffs and defendants have therefore reached a tentative global settlement to resolve both the United States and Canadian class actions. The proposed settlements, which fall within the Company’s insurance limits, remain subject to court approval. While a successful resolution of these lawsuits is anticipated, the final outcomes are not determinable at this time.
In early May 2021, PAS Guatemala and the Guatemala Ministry of Energy and Mines were served with legal proceedings that were originated in the Constitutional Court of Guatemala by a small group of residents and landowners, or alleged residents and landowners, from the La Cuchilla community near the Escobal mine claiming that prior mining activities damaged their lands. Currently, operations at Escobal are suspended pending the completion of the government-led ILO 169 consultation process. Nevertheless, the action sought injunctive relief to prevent future mining activities at Escobal. The claims and related request for an injunction against both the Guatemala Ministry of Energy and Mines and against PAS Guatemala have subsequently been denied by the Constitutional Court.
As reported in our Annual Information Form dated February 22, 2023, certain individuals have asserted community rights and land ownership over a portion of the La Colorada mine’s surface lands in the Agrarian Courts of Mexico. They also initiated a process before the Secretariat of Agrarian, Territorial and Urban Development (“SEDATU”) in Zacatecas to declare such lands as national property. In 2019, we filed a legal challenge (amparo) against this SEDATU process and obtained an injunction to protect our ownership of these surface rights pending the outcome of the challenge and a further review by SEDATU. Our challenge was dismissed on October 25, 2021, primarily on the basis that no final declaration of national lands had yet been made by SEDATU that would affect our property rights. Our appeal was also dismissed on the same basis. In March 2023, the Agrarian Court dismissed the claims of these certain individuals declaring that they had not established community rights or land ownership over any of La Colorada's surface lands. Certain of these individuals have appealed against this decision. We will

PAN AMERICAN SILVER CORP.	35

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
also continue to oppose the ongoing SEDATU process. While we believe that we hold proper title to the surface lands in question, if we are unable to maintain, or maintain access to, those surface rights, there could be material adverse impacts on the La Colorada mine’s future mining operations.
We may also be subject to proceedings in our commercial relationships. While we would, where available and appropriate to do so, defend against any such allegations, if we are unsuccessful in our defense of these claims, we may be subject to significant losses.
Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably against us. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however, such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which could have a material adverse effect on our financial or operating position, cash flow and results of operations.
COVID-19 and Other Pandemics
The spread of COVID-19 impacted our operations, our employees and our contractors, not only as it related to significant health concerns, but also in terms of governmental restrictions on, and in some cases suspensions of, our operations, limitations on the movement of people and supplies, inflation and cost escalation availability of food and other goods, and personal well-being, among others. Our suppliers and service providers were also similarly impacted.
While COVID-19 had significant, direct impacts on our operations, our business, our workforce, and our production, the extent to which COVID-19, or other pathogens that might emerge, will impact our operations in the future is highly uncertain and cannot be predicted with confidence.
Moreover, the continued presence of, or spread, of COVID-19 or other pathogens globally may have material adverse effects on the economies and financial markets of many countries, resulting in an economic downturn that could have significant impacts on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect our business and the market price of our common shares, as well as impacting our suppliers and commercial partners. In addition, such a pandemic could also impact our ability to raise capital, and cause continued interest rate volatility that could make obtaining financing or refinancing our debt obligations more challenging or more expensive (if such financing is available at all). Inflationary pressures relating to COVID-19 global financial support measures and current supply chain challenges continue to have both direct and indirect impacts and could worsen with additional outbreaks or the spread of global pathogens.
Climate Change
There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.

PAN AMERICAN SILVER CORP.	36

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal expectations, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.
The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to successfully anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.
MATERIAL ACCOUNTING POLICIES, STANDARDS AND JUDGEMENTS

Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the 2022 Annual Financial Statements with the exception of the mandatory adoption of certain amendments noted below:
Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.
The implementation of this amendment did not have a material impact on the Company.
Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies
The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. This amendment did not have a significant impact to the Company’s condensed interim consolidated financial statements.
Future changes in accounting standards
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company’s consolidated financial statements upon adoption.

PAN AMERICAN SILVER CORP.	37

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Significant judgements
In preparing financial statements in accordance with IFRS, Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent Management's estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.
Readers should also refer to Note 3 of the 2022 Annual Financial Statements, for the Company’s summary of significant accounting policies and the following critical judgments and estimates in applying accounting policies:
Yamana Acquisition Business Combination
Management has concluded that Yamana constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value.
Yamana Acquisition Fair Value Estimates
Business combinations require time to identify and measure the following as of the acquisition date: 1. The identifiable assets acquired and liabilities assumed; 2. The consideration transferred in exchange for an interest in the acquiree; and 3. The resulting goodwill.
The Company reports provisional amounts if the business combination accounting is incomplete at the end of the reporting period in which the combination occurs. During the measurement period, provisional amounts will be adjusted retrospectively to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date.
The Company may also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.
As at June 30, 2023, the purchase consideration for the acquisition of Yamana has been allocated on a preliminary basis based on management’s best estimates at the time these interim consolidated financial statements were prepared. The Company is continuing its review of estimates of mineral properties, plant and equipment, leases, deferred taxes, closure provisions, litigation provisions, non-controlling interests and goodwill. Changes to these provisional values, if any, are retrospectively adjusted when the final measurements are determined if related to conditions existing at the date of acquisition.
Yamana Acquisition Functional Currency
The Company has determined that Yamana and its subsidiaries' functional currencies are USD, as as this is the principal currency of the economic environments in which they operate. Transaction amounts denominated in foreign currencies (currencies other than USD) are translated into USD at exchange rates prevailing at the transaction dates. Carrying values of foreign currency monetary assets and liabilities are re-translated at each statement of financial position date to reflect the U.S. exchange rate prevailing at that date.
RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation. There were no other related party transactions for the three and six months ended June 30, 2023 and 2022.

PAN AMERICAN SILVER CORP.	38

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
DISCLOSURE AND INTERNAL CONTROL PROCEDURES

Pan American’s Management considers the meaning of internal control to be the processes established by Management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.
Disclosure controls and procedures (“DC&P”)
Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate DC&P. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of the design and operation of our DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and the Sarbanes Oxley Act of 2002 (as adopted by the Securities and Exchange Commission ("SEC")).
As of December 31, 2022, based on the evaluation, our CEO and CFO concluded that our DC&P were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our management, including our CEO and CFO.
Internal control over financial reporting (“ICFR”)
Our CEO and CFO are responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of our ICFR as of December 31, 2022 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2022. Management reviewed the results of Management’s evaluation with the Audit Committee of the Board.
The effectiveness of the Company’s ICFR as of December 31, 2022 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm as stated in their report immediately preceding the Company’s 2022 Annual Financial Statements.
Management excluded from its assessment the internal controls, policies and procedures of Yamana, which the Company acquired control on March 31, 2023. Yamana’s total assets, net assets, total revenues and net loss on a combined basis constitute approximately 66%, 61%, 29% and 39%, respectively, of the condensed interim consolidated financial statement amounts as of June 30, 2023. This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO’s and CFO’s certification of annual filings relates. With the exception of the internal controls of Yamana, there have been no significant changes in our internal controls during the three and six month periods ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Inherent limitations of controls and procedures
All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.
TECHNICAL INFORMATION

Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, Sébastien Bernier, P.Geo., Senior

PAN AMERICAN SILVER CORP.	39

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Director Reserves and Resources, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in NI 43-101.
For more detailed information regarding Pan American’s material mineral properties prior to the completion of the Yamana Transaction, please refer to Pan American’s Annual Information Form dated February 22, 2023, filed at www.sedarplus.com, or Pan American's most recent Form 40-F filed with the Securities and Exchange Commission. For more detailed information regarding the Acquired Mines, please refer to Yamana’s Annual Information Form dated March 29, 2023, filed at www.sedarplus.com, or Yamana’s most recent Form 40-F filed with the Securities and Exchange Commission.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the impacts of inflation on Pan American and its operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through the SL-Credit Facility or otherwise, to sustain our business and operations; the receipt of any necessary regulatory approvals and successful completion of the strategic dispositions in respect of MARA, Morococha and Agua de la Falda (the "non-core assets"), as well as the anticipated terms and timing for the completion thereof; the timing and outcome with respect to Pan American's environmental, social and governance activities, and Pan American's corporate social responsibility activities and our reporting in respect thereof, including but not limited to, the timing for release of the Sustainability Report; the duration and effect of the suspensions of operations of the Escobal mine, as well as the nature of and continuation of the constitutional court-mandated ILO 169 consultation process in Guatemala, and the timing and, if applicable, completion thereof; certain legal proceedings that were originated in the Constitutional Court of Guatemala relating to the Escobal mine; the SEDATU process with respect to a portion of the La Colorada mine’s surface lands; the timing and success of site infrastructure upgrades at the La Colorada mine; the ability of Pan American to successfully complete any capital projects including at La Colorada, and the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American; the future results of our exploration activities, including with respect to the skarn exploration program at La Colorada; anticipated mineral reserves and mineral resources; the costs associated with the Company's decommissioning obligations; the Company’s plans and expectations for its properties and operations; and expectations with respect to the future anticipated impact of COVID-19 on our operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, some of which are described in the “Risks and Uncertainties” section of this MD&A, include: our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; the ability to satisfy the closing conditions and, where necessary, receive regulatory approval, to complete the sale of the non-core assets; protection of our interests against claims and legal proceedings; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained; the world-wide economic and social impact of COVID-19 is managed and

PAN AMERICAN SILVER CORP.	40

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
the duration and extent of the coronavirus pandemic is minimized or not long-term; the management of COVID-19 in each jurisdiction; and our ability to comply with environmental, health and safety laws, particularly given the potential for modifications and expansion of such laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, CLP, BRL, GTQ and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Chile, Brazil, Guatemala or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations, particularly in Argentina and Bolivia and risks related to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions, including in connection with the Yamana Acquisition, and to mitigate other business combination risks; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; the duration and effects of the coronavirus and COVID-19 variants, and any other epidemics or pandemics on our operations and workforce, and their effects on global economies and society; those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively, and those factors identified under the caption “Risks of the Business” in Yamana's most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

PAN AMERICAN SILVER CORP.	41

Management Discussion and Analysis
For the three and six months ended June 30, 2023 and 2022
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources
Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.
Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), the Company is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.
Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

PAN AMERICAN SILVER CORP.	42